FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of August 2003

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of registrant’s name into English)

SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 81101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F          X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                              No           X

Attached hereto and incorporated by reference herein are the following documents:

1.	Press release issued by the Registrant on, and dated, August 4, 2003, and entitled “Orbotech Announces Second Quarter 2003 Results”.

2.	Registrant’s Condensed Consolidated Balance Sheet at June 30, 2003.

3.	Registrant’s Condensed Consolidated Statement of Operations for the Six Month and Three Month Periods ended June 30, 2003.

4.	Press release issued by the Registrant on, and dated, August 4, 2003, and entitled “Orbotech Introduces Direct Imaging System With Solid State Laser”.

*         *         *         *         *         *

This report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124 and Registration No. 333-12692) of Orbotech Ltd. previously filed with the Securities and Exchange Commission.

FOR IMMEDIATE RELEASE

CONTACT:	COMPANY CONTACT:
Evan Smith	Adrian Auman, Corporate Vice President
KCSA Public Relations Worldwide	Investor Relations, Director of Finance
(212) 682-6300	Orbotech Ltd.
www.kcsa.com	+972-8-942-3560
Amichai Steinberg, CFO and Corporate VP Finance
Orbotech Ltd.
+972-8-942-3524
www.orbotech.com

ORBOTECH ANNOUNCES SECOND QUARTER 2003 RESULTS

YAVNE, ISRAEL—August 4, 2003—ORBOTECH LTD. (NASDAQ/NM SYMBOL: ORBK) today announced its consolidated financial results for the second quarter and six months ended June 30, 2003.

Revenues for the second quarter of 2003 totaled $54.6 million, compared to $54.2 million recorded in the second quarter a year ago. Net income for the second quarter of 2003 was $1.2 million, or $0.04 per share (diluted), compared with a net loss of $1.2 million, or $0.04 per share (diluted), in the second quarter of 2002. Excluding a restructuring charge of $0.6 million, net of taxes, in that period, the reported net loss for the second quarter of 2002 was $0.6 million, or $0.02 per share (diluted).

Revenues for the first six months of 2003 totaled $108.8 million, compared to $105.3 million recorded in the first half of 2002. Net income for the first six months of 2003 was $2.3 million, or $0.07 per share (diluted), compared with a net loss for the first six months of 2002 of $3.9 million, or $0.12 per share (diluted). Excluding a restructuring charge of $1.6 million, net of taxes, in that period, the reported net loss for the first six months of 2002 was $2.3 million, or $0.07 per share (diluted).

Sales of equipment to the printed circuit board (“PCB”) industry relating to bare PCBs were $18.5 million in the second quarter of 2003, compared to $17.6 million in the first quarter of 2003, and $20.0 million in the second quarter of 2002. Sales of flat panel display (“FPD”) inspection equipment were $12.0 million, compared to $14.5 million in the first quarter of 2003, and $13.2 million in the second quarter of last year. Sales of equipment to the PCB industry relating to assembled PCBs were $6.1 million, compared to $4.5 million in the first quarter this year, and $3.8 million in the second quarter of 2002. Sales of automatic check reading products were $1.8 million in the second quarter of 2003, the same as that recorded in the first quarter, and compared to $1.9 million recorded in the second quarter of 2002. In addition, service revenue for the second quarter increased to $16.2 million from $15.8 million in the first quarter of 2003, and $15.3 million in the second quarter of 2002.

The Company completed the quarter with cash and cash equivalents and short-term investments of approximately $157 million, compared with approximately $150 million at the end of the first quarter, primarily reflecting a positive operating cash flow of approximately $6.5 million for the quarter.

The Company succeeded in posting a second profitable quarter in succession, despite the effects of the harsh economic conditions that continue to prevail throughout the global electronics industry. The quarterly decrease in the Company’s FPD revenues reflects the timing of bookings and deliveries, and the Company remains confident about the increased level of FPD revenues over the remainder of the year. The Company believes that demand for its bare and assembled PCB inspection systems has stabilized, although near-term visibility is still very limited. The Company remains optimistic that demand for its products will improve, and it continues to focus on research and development efforts directed towards providing innovative and cost effective solutions for the industries which it serves. Recently, these have included the introduction of Orbotech’s 6th generation FPD inspection system and its solid state laser direct imaging system. The Company is confident that its continuing research and development strategy, combined with its sound financial condition, will continue to form the proper basis for future growth.

Commenting on the results, Yochai Richter, Chief Executive Officer, said: “Despite the formidable challenges facing the Company, our results were in line with our expectation of continued profitability. We continue to introduce new and innovative solutions, and remain convinced that our substantial investments in expanding product offerings, as well as our emphasis on providing superior customer service, will enable the Company to capitalize on the opportunities which it anticipates will become available when business conditions improve.”

An earnings conference call is scheduled for Monday, August 4, 2003, at 9:00 a.m. EST. The dial-in number for the conference call is 773-756-4700, and a replay will be available, until August 15, 2003, on telephone number 402-998-0482. The pass code is Q2. A live web cast of the conference call and replay can also be heard by accessing the investor relations section on the Company’s website at www.orbotech.com.

Except for historical information, the matters discussed in this press release are forward-looking statements that are subject to certain risks and uncertainties which could cause the actual results to differ materially from those projected, including industry trends, the timing and strength of product and service offerings, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and other risks detailed from time to time in the Company’s SEC reports. The Company assumes no obligation to update the information in this press release.

Orbotech is a world leader in providing yield-enhancing, production support solutions for specialized applications in the supply chain of the electronics industry, principally for printed circuit boards (PCBs) and flat panel displays (FPDs). The Company designs, develops, manufactures, markets and services automated optical inspection (AOI) systems for bare and assembled PCBs and for FPDs, and imaging solutions for PCB production. The Company’s innovative AOI, imaging and computer-aided manufacturing (CAM) technologies enable customers to achieve the increased yields and throughput essential to remaining at the forefront of electronics production. Through its subsidiary, Orbograph Ltd., the Company also develops and markets automatic check reading software to banks and other check processing organizations. Of Orbotech’s employees, more than one quarter are scientists and engineers, who integrate their multi-disciplinary knowledge, talents and skills to develop and provide sophisticated solutions and technologies designed to meet customers’ long-term needs. Orbotech maintains its headquarters and its primary research, development and manufacturing facilities in Israel, and more than 30 offices worldwide. The Company’s extensive network of marketing, sales and customer support teams throughout North America, Europe, the Pacific Rim, China and Japan deliver its knowledge and expertise directly to customers the world over. For more information visit www.orbotech.com.

ORBOTECH LTD.

CONDENSED CONSOLIDATED BALANCE SHEET

AT JUNE 30, 2003

	June 30, 2003	December 31, 2002
	(Unaudited)	(Audited)
	U. S. dollars in thousands
Assets

CURRENT ASSETS:
Cash and cash equivalents	140,072	96,687
Short-term investments	16,972	34,781
Accounts receivable:
Trade	81,543	85,705
Other	24,249	23,789
Inventories	60,189	68,441

Total current assets	323,025	309,403

INVESTMENTS AND NON-CURRENT RECEIVABLES:
Long-term investments		18,638
Investments in companies	10,541	7,622
Non-current trade receivables	544	307
Funds in respect of employee rights upon retirement	13,537	11,243
Deferred income taxes	1,958	1,996

	26,580	39,806

PROPERTY, PLANT AND EQUIPMENT, net of accumulated depreciation and amortization	20,775	21,784

GOODWILL AND OTHER INTANGIBLE ASSETS, net of accumulated amortization	14,976	16,176

	385,356	387,169

Liabilities and shareholders’ equity

CURRENT LIABILITIES:
Current maturities of long-term liability	3,236	2,976
Accounts payable and accruals:
Trade	13,496	15,237
Other	39,404	42,436

Total current liabilities	56,136	60,649

LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT	21,641	19,180

LONG-TERM LIABILITY TO THE GOVERNMENT OF ISRAEL,
net of current maturity	9,127	11,906

Total liabilities	86,904	91,735

SHAREHOLDERS’ EQUITY:
Share capital	1,612	1,612
Additional paid-in capital	95,547	95,423
Deferred stock compensation	(566)	(471)
Retained earnings	223,361	221,101
Accumulated other comprehensive income	822	93
Less treasury stock, at cost	(22,324)	(22,324)

Total shareholders’ equity	298,452	295,434

	385,356	387,169

ORBOTECH LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE SIX MONTH AND THREE MONTH PERIODS ENDED JUNE 30, 2003

	6 months ended June 30,		3 months ended June 30,		12 months ended December 31,
	2003	2002	2003	2002	2002
	(Unaudited)		(Unaudited)		(Audited)
	U.S. dollars in thousands (except per share data)
REVENUES	108,822	105,304	54,610	54,174	216,368
COST OF REVENUES	63,146	62,607	31,859	32,404	130,284

GROSS PROFIT	45,676	42,697	22,751	21,770	86,084
RESEARCH AND DEVELOPMENT COSTS—net	19,752	20,902	9,944	10,058	42,193
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	23,300	24,537	11,415	12,525	50,184
AMORTIZATION OF INTANGIBLE ASSETS	1,200	1,254	600	627	2,521
RESTRUCTURING COSTS		1,888		702	10,733

OPERATING INCOME (LOSS)	1,424	(5,884)	792	(2,142)	(19,547)
FINANCIAL INCOME—net	1,454	1,225	726	633	2,888

INCOME (LOSS) BEFORE TAXES ON INCOME	2,878	(4,659)	1,518	(1,509)	(16,659)
TAXES ON INCOME	396	(723)	206	(313)	(1,099)

INCOME (LOSS) FROM OPERATIONS OF THE COMPANY, ITS SUBSIDIARIES AND JOINT VENTURE	2,482	(3,936)	1,312	(1,196)	(15,560)
SHARE IN LOSSES OF AN ASSOCIATED COMPANY	(222)		(79)		(233)

NET INCOME (LOSS) FOR THE PERIOD	2,260	(3,936)	1,233	(1,196)	(15,793)

EARNINGS (LOSS) PER SHARE:
BASIC	$0.07	($0.12)	$0.04	($0.04)	($0.49)

DILUTED	$0.07	($0.12)	$0.04	($0.04)	($0.49)

WEIGHTED AVERAGE NUMBER OF SHARES (IN THOUSANDS) USED IN COMPUTATION OF EARNINGS (LOSS) PER SHARE:
BASIC	31,983	31,953	31,983	31,953	31,972

DILUTED	32,153	31,953	32,202	31,953	31,972

FOR IMMEDIATE RELEASE

CONTACT:	COMPANY CONTACT:
Evan Smith	Adrian Auman, Corporate Vice President
KCSA Public Relations Worldwide	Investor Relations, Director of Finance
(212) 682-6300	Orbotech Ltd.
www.kcsa.com	+972-8-942-3560
Amichai Steinberg, CFO and Corporate VP Finance
Orbotech Ltd.
+972-8-942-3524
www.orbotech.com

ORBOTECH INTRODUCES DIRECT IMAGING SYSTEM

WITH SOLID STATE LASER

—New DP-100SL™ with State-of-the-Art Laser Technology Improves Cost Performance—

YAVNE, ISRAEL—August 4, 2003—ORBOTECH LTD. (NASDAQ/NM SYMBOL: ORBK) today announced the introduction of its new DP-100SL™ direct imaging system with solid state laser following successful completion of production testing and acceptance at two leading European printed circuit board (‘PCB”) manufacturing facilities.

“After four years of cooperation with leading laser suppliers, we are very pleased to be the first company to offer a production-proven direct imaging system with state-of-the-art UV solid state laser capabilities”, commented Mr. Asher Levy, President of the PCB Division at Orbotech Ltd. “The transition to the new solid state laser improves the overall cost performance of direct imaging. We expect that this will encourage a greater number of PCB manufacturers worldwide to utilize this enabling technology in production.”

Featuring a longer lifetime and up to fifteen times less power consumption than previously-used UV gas lasers, the UV diode pumped solid state laser (DPSS) incorporated into the DP-100SL™ features reduced service and site preparation requirements which result in improved cost performance for direct imaging.

The DP-100SL™ extends the performance of Orbotech’s proven DP-100™ series, while offering the same advanced technology for unprecedented imaging throughput and yield in the production of today’s complex PCB products.

Except for historical information, the matters discussed in this press release are forward-looking statements that are subject to certain risks and uncertainties which could cause the actual results to differ materially from those projected, including industry trends, the timing and strength of product and service offerings, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and other risks detailed from time to time in the Company’s SEC reports. The Company assumes no obligation to update the information in this press release.

Orbotech is a world leader in providing yield-enhancing, production support solutions for specialized applications in the supply chain of the electronics industry, principally for printed circuit boards (PCBs) and flat panel displays (FPDs). The Company designs, develops, manufactures, markets and services automated optical inspection (AOI) systems for bare and assembled PCBs and for FPDs, and imaging solutions for PCB production. The Company’s innovative AOI, imaging and computer-aided manufacturing (CAM) technologies enable customers to achieve the increased yields and throughput essential to remaining at the forefront of electronics production. Through its subsidiary, Orbograph Ltd., the Company also develops and markets automatic check reading software to banks and other check processing organizations. Of Orbotech’s employees, more than one quarter are scientists and engineers, who integrate their multi-disciplinary knowledge, talents and skills to develop and provide advanced technologies and sophisticated solutions designed to meet customers’ long-term needs. Orbotech maintains its headquarters and its primary research, development and manufacturing facilities in Israel, and more than 30 offices worldwide. The Company’s extensive network of marketing, sales and customer support teams throughout North America, Europe, the Pacific Rim, China and Japan deliver its knowledge and expertise directly to customers the world over. For more information visit www.orbotech.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD.

(Registrant)

By:	/S/ AMICHAI STEINBERG

Amichai Steinberg Corporate Vice President for Finance and Chief Financial Officer

Date:    August 4, 2003